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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)


                              MAC-GRAY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  554153-10-6
                                 --------------
                                 (CUSIP Number)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ] Rule 13d-1(b)

                  [X] Rule 13d-1(c)

                  [ ] Rule 13d-1(d)


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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1.       NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         Web Service Company, Inc.                               95-1776017

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a)  |_|

                                                               (b)  |_|

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

State of California, United States of America

                               5.     SOLE VOTING POWER

NUMBER OF                             62,400

SHARES                         6.     SHARED VOTING POWER

BENEFICIALLY                          - 0 -

OWNED BY EACH                  7.     SOLE DISPOSITIVE POWER

REPORTING                             62,400

PERSON                         8.     SHARED DISPOSITIVE POWER

WITH                                  - 0 -

--------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         62,400

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                |_|


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.49%

12.      TYPE OF REPORTING PERSON

         CO

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ITEM 1.

A.       Mac-Gray Corporation
B.       22 Water Street
         Cambridge, Massachusetts, 02141

ITEM 2.

A.       Web Service company, Inc.
B.       3690 Redondo Beach Avenue
         Redondo Beach, CA  90278
C.       United States of America
D.       Common Stock, $0.01 par value
E.       554153-10-6

ITEM 3.

         Not Applicable

ITEM 4.  Ownership.

         A.  Amount Beneficially owned: 62,400
         B.  Percent of Class: 0.49%
         C.  Number of shares as to which undersigned has:

             1.  Sole power to vote or direct
                 the vote: 62,400
             2.  Shared power to vote or direct
                 the vote: - 0 -
             3.  Sole power to dispose or to direct
                 the disposition: 62,400
             4.  Shared power to dispose or to direct
                 the disposition: - 0 -

ITEM 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |X|

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

ITEM 7.  Identification and Classification of the Subsidiary Which
         Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.


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ITEM 8.  Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9.  Notice of Dissolution of Group.

         Not applicable.

ITEM 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                   Date:  January 10, 2005


                                           WEB SERVICE COMPANY, INC.

                                           By s/ William E. Bloomfield
                                              --------------------------------
                                              William E. Bloomfield, Chairman







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